Top 10 Holdings

Top Ten Holdings As Of 7/31/2007

Description	Ticker	Percent
ZOLL Medical Corp.	ZOLL	3.43%
FARO Technologies Inc.	FARO	3.42%
Willbros Group Inc.	WG	2.98%
FTI Consulting Inc.	FCN	2.80%
Learning Tree International Inc.	LTRE	2.61%
Aftermarket Technology Corp.	ATAC	2.55%
UAP Holding Corp.	UAPH	2.54%
Playtex Products Inc.	PYX	2.54%
Electronic Data Systems	EDS	2.43%
Cardinal Health Inc.	CAH	2.42%

Sector Weightings

as of July 31, 2007


Net Cash*, 10.03%
Aerospace & Defense, 1.02%
Consumer Goods and Services, 19.00%
Financial Services & Insurance, 3.05%
Retail, 6.23%
Industrial Goods, 7.44%
Technology, 15.84%
Basic Materials, 11.07%
Business Services, 13.25%
Healthcare Services, 13.07%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Consumer Goods & Services	19.00%
Technology	15.84%
Business Services	13.25%
Healthcare Services	13.07%
Basic Materials	11.07%
Industrial Products	7.44%
Retail	6.23%
Financial Services & Insurance	3.05%
Net Cash	10.03%